PBF Energy Inc.
1 Sylvan Way, Second Floor
Parsippany, NJ 07054

Office: 973.455.7500
Fax: 973.455.7562

www.pbfenergy.com
July 06, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attention:
Mr. Michael Purcell
Ms. Karina Dorin

Re:
PBF Energy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 17, 2022
File No. 001-35764

Ladies and Gentlemen:

PBF Energy Inc. (the “Company”) acknowledges receipt of the letter dated July 1, 2022, providing comments on the above-referenced filing by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission. Steve Andriola, the Company’s Senior Director of Financial Reporting, spoke with Mr. Michael Purcell of the Staff on July 6, 2022, who kindly granted the Company’s request for an extension to July 29, 2022, to respond to the Staff’s comments. Accordingly, the Company plans to respond to the Staff's comment letter on or before that date. The Company greatly appreciates the Staff's cooperation in this regard.

If you should have any questions, please contact Steve Andriola at (973) 455-8998 or me at (973) 455-8941.

Sincerely,

/s/ Trecia Canty

Trecia Canty,
Senior Vice President, General Counsel

Cc:	John Barone, Corporate Controller
Steve Andriola, Senior Director, Financial Reporting